1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 16, 2007

For the month of December 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/16/2007	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on December 21, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.2	Announcement on December 26, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.3	Announcement on December 27, 2006: The earthquake on 12/26 has no significant effects on the Company’s financial and business operation

99.4	Announcement on December 28, 2006: Board approved a resolution for employee stock option plan

99.5	Announcement on December 28, 2006: Important Resolutions from 10th term 4th Board Meeting

99.6	Announcement on December 29, 2006: The Company’s impairment of assets by applying SFAS 34 and 35

99.7	Announcement on January 8, 2007: UMC Expands Its Advanced Technology Complex in Tainan Science Park

99.8	Announcement on January 9, 2007: December Revenue

99.9	Announcement on January 10, 2007: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on January 15, 2007: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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To announce related materials on disposal of MediaTek Incorporation securities

1. Name of the securities: Common shares of MediaTek Incorporation

2. Trading date: 2006/12/19~2006/12/21

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 900,000 shares; average unit price: $334.65 NTD; total amount: $ 301,187,000 NTD

4. Gain (or loss) (not applicable in case of acquisition of securities): $ 291,877,907 NTD

5. Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 16,489,499 shares; amount: 170,558,075 NTD; percentage of holdings: 1.70%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.24%; ratio of shareholder’s equity: 17.75%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Do the directors have any objections to the present transaction? no

10. Any other matters that need to be specified: none

Exhibit 99.2

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To announce related materials on disposal of MediaTek Incorporation securities

1. Name of the securities: Common shares of MediaTek Incorporation

2. Trading date: 2006/12/22~2006/12/26

3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 900,000 shares; average unit price: $333.89 NTD; total amount: $ 300,504,000 NTD

4. Gain (or loss) (not applicable in case of acquisition of securities): $ 291,194,908 NTD

5. Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 15,589,499 shares; amount: 161,248,983 NTD; percentage of holdings: 1.61%; status of restriction of rights: no

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.23%; ratio of shareholder’s equity: 17.74%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8. Concrete purpose/objective of the acquisition or disposal: financing operation

9. Do the directors have any objections to the present transaction? no

10. Any other matters that need to be specified: none

Exhibit 99.3

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The earthquake on 12/26 has no significant effects on the Company’s financial and business operation

1. Date of occurrence of the event: 2006/12/27

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Listed company

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The earthquake on 12/26 has no significant effects on the Company’s financial and business operation.

6. Countermeasures: none

7. Any other matters that need to be specified: none

Exhibit 99.4

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Board approved a resolution for employee stock option plan

1. Date of the board of directors resolution: 2006/12/28

2. Issue period: The stock options will be granted within one year of the plan’s approval by regulatory authority. The options may be granted in whole or tranches. The actual issue date(s) will be decided by the chairman.

3. Conditions of eligibility for subscription rights:

All regular employees of the Company and its domestic and overseas affiliated companies are eligible for the stock option plan whereas the base date for eligibility will be determined by the chairman. In practice, eligible employees and the number of options granted to an employee will be determined by a number of factors, including seniority, job grade, job performance, contribution, special achievement and other conditions deemed relevant by the management. The grant of options to respective employees will be finalized following the approval of the chairman and consent of the board of directors. In case an optionee violates the employment agreement, work rules or other company rules, the Company may, depending on the severity of the violation, revoke, in whole or in part, the vested, unexercised options of said employee.

4. Number of total issued units of the employee stock option certificates: 120,000,000 units

5. Number of shares each unit represents: 1 share

6. Total number of new shares to be issued due to exercise of stock option or the number of shares for share buy-back as required by Article 28-2 of the Securities and Exchange Act: 120,000,000 shares

7. Regulations for setting the terms and conditions for exercising stock option (including exercise price, exercise period, class of shares with which to exercise stock option, handling process in case of inheritance/employee resignation, etc):

a. Exercise price: The exercise price for the shares is the market closing price of Company’s common shares on the day the options are issued (granted).

b. Vesting Schedule: The grant period for options is six (6) years, during which employees may not transfer their options except to heirs. Upon the expiration of the grant period, unexercised options are deemed forfeited by the employee and the optionee may no longer claim right to buy shares.

Unless the options are otherwise revoked in part or in whole, employees may exercise their options by the following schedule starting two years after the grant of options:

(1) Employees may exercise up to 50% of their options two years after the grant, i.e. 50% options vest in two years after the grant.

(2) Employees may exercise up to 75% of their options three years after the grant, i.e. 75% options vest in three years after the grant.

(3) Employees may exercise up to 100% of their options four years after the grant, i.e. 100% options vest in four years after the grant.

8. Method for performance of contract: The Company will issue new share.

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9. Adjustment of exercise price:

a. After the issuance of the option, unless the company increases its capital by surplus and/or capital reserve, the exercise price shall not be adjusted. The exercise price shall be computed by the following formulas:

(Computation up to decimal two digits of New Taiwan dollars and the fraction is rounded off at 4 to become 5)

Adjusted subscription price = [( Exercise price before adjustment × shares issued) + (Amount paid for each hare × number of new shares issued) ] ÷ (shares issued + number of new shares issued)

(1) Shares issued refer to total number of common stocks issued, including the number of treasury shares which have not been cancelled or transferred, but excluding outstanding entitlement certificates issued in connection with the Plan or convertible bonds.

(2) In the case of free distribution of shares, the amount paid for each share shall be zero.

(3) If the exercise price after adjustment exceeds the exercise price before adjustment, no adjustment shall be made.

b. For the case of capital reduction, which is not due to written-off treasury shares, the exercise price would be adjusted by the following formulas and be annouced by TSE or OTC on the capital reduction record date.

Adjusted subscription price = Exercise price before adjustment × (shares issued before capital reduction ÷ shares issued after capital reduction)

Adjusted subscription ratio = Exercise price before adjustment × subscription ratio before adjustment ÷ adjusted subscription price

c. After the issuance of the option, if the Company distributes cash dividend, exercise price will be adjusted porportionally.

Adjusted subscription price = Exercise price before adjustment - cash dividend per share

10. Procedures for exercising option:

a. Except the pre-defined closed period or a period in which exercise of options is not permitted by relevant laws and regulations or otherwise stipulated under the Plan, the option holder may, in accordance with Article 6(b) of the Plan hereof, exercise the right to purchase share by submitting the written request (exercise form) to the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs.

b. After the Request is accepted by the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs, the subscriber will be notified for payment at a designated bank. The exercise of option is irrevocable once the payment is made.

c. Unless otherwise stipulated in the Plan hereof, upon confirmation of payment the company’s stock transfer agent, Horizon Securities Co.’s department of securities affairs shall register the number of shares exercised in the shareholders records and, within 5 business days, issue the new shares.

d. As of the date the new shares issued, the new shares are tradable upon the delivery.

e. The pre-defined closed period for exercise mentioned under Article 8(a) above shall refer to:

(1) 7 business days prior to the date of the Board meeting in preparation for the annual shareholder’s general meeting, including

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the day on which the board meeting is being held, till the stock dividend record date or dividend record date, whichever comes later. When there is no distribution of dividend for the year as resolved by the annual shareholder’s general meeting, the final day shall end on the date on which the shareholder’s annual general meeting was held.

(2) From the Board meeting date which the merger record date is determined till the merger record date; or from the Board meeting date which stock split record date is determined till the stock split record date; or from the Board meeting date which dividend record date is determined till dividend record date.

11. Rights and obligations after exercising options:

The holders of new shares of the company issued under the Plan shall have the same rights and obligations as holders of common shares of the Company.

12. The record date for share conversion, if conversion, exchange, or subscription rights are attached:

(1) Unless in the closed period, the Company will update the paid-in capital registration at least once per quarter. The record date will be determined by the Board when updating the registration.

(2) For the processes updating the Company’s registration, shares of subscriber who submit the exercising request form and complete payment as of record date will be included in the registration of paid-in capital.

13. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: The dilution is 0.63% to shareholders.

14. Other important stipulations:

a. The plan was resoluted by the Board Meeting and will be effctive after Officials’ authorization.

b. For matters not specified herein, relevant laws and regulations of the Republic of China shall govern.

15. Any other matters that need to be specified: none

Exhibit 99.5

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Important Resolutions from 10th term 4th Board Meeting

1. Date of occurrence of the event: 2006/12/28

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Listed company

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The board meeting has approved important resolutions as the followings:

(1) To approve the Rules for the Conduct of Board Meeting.

(2) To approve the issuance of employee stock options for 120,000,000 units.

6. Countermeasures: none

7. Any other matters that need to be specified: none

Exhibit 99.6

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The Company’s impairment of assets by applying SFAS 34 and 35

1. Date of occurrence of the event: 2006/12/29

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: none

6. Countermeasures: none

7. Any other matters that need to be specified:

(1) In the financial statements ended 2006, according to SFAS 34, the impairment of financial assets will be approximately NTD 826 million.

(2) In the financial statements ended 2006, according to SFAS 35, the impairment of intangible assets will be approximately NTD 255 million.

(3) The numbers above were calculated by the Company, have not been audited by accountants yet.

Exhibit 99.7

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UMC Expands Its Advanced Technology Complex in Tainan Science Park

1. Date of occurrence of the event: 2007/01/08

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: none

6. Countermeasures: none

7. Any other matters that need to be specified:

UMC Expands Its Advanced Technology Complex in Tainan Science Park 300mm fab will add 50,000 wafer capacity; new R&D center nearing completion at UMC’s southern Taiwan site HSINCHU, Taiwan, January 8, 2007 – UMC (NYSE: UMC, TSE: 2303), a leading global semiconductor foundry, today announced that the construction for its second 300mm fab in Taiwan is now fully underway, as part of the next step in the company’s continuing expansion of its manufacturing complex in southern Taiwan’s Tainan Science Park. Total investment for the fab will be approximately US$5 billion, with a maximum designed monthly production capacity of approximately 50,000 wafers. The construction begins as UMC’s new R&D center for nanometer technologies, the first of its kind in the Tainan Science Park, is entering its final stages of construction for its scheduled completion in March. The two new additions will join UMC’s existing 300mm Fab 12A on the company’s multi-structure site.

Dr. Jackson Hu, chairman and CEO of UMC, said, “UMC remains strongly committed to continuing its growth and development in Taiwan. The Tainan Science Park Fab 12A began production in 2000 as Taiwan’s first 300mm fab, while the new fab’s construction begins as our new R&D headquarters is being completed. The close proximity of the R&D center to the fabs will allow for the seamless integration of advanced process technologies from the R&D phase to manufacturing, such as the company’s 45nm process technology that was recently used to fabricate working SRAM chips.”

The fab will feature the industry’s most advanced 300mm automation and manufacturing systems to support the next generations of process technologies. Construction is expected to be complete by the end of 2007 and will be ready for equipment move-in by the first quarter of 2008. The fab and new R&D center are being constructed strategically adjacent to UMC’s Fab 12A to allow for the easy transfer of engineering resources, technology, and equipment among the facilities.

Exhibit 99.8

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United Microelectronics Corporation

January 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
December	Invoice amount	6,047,738	7,664,749	(1,617,011)	(21.10)
2006	Invoice amount	89,985,885	87,469,386	2,516,499	2.88
December	Net sales	8,371,836	9,018,427	(646,591)	(7.17)
2006	Net sales	104,098,610	90,775,439	13,323,171	14.68

2) Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,170,619
UMC’s subsidiaries	0	0	534,564

3) Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	76,341,239
UMC’s subsidiaries	0	0	7,390,273
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	19,096,332
Net Profit from Market Value	(1,193,905)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.9

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To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2007/01/09

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one lot; average unit price: $ 2,332,000,000 NTD; total transaction price: $ 2,332,000,000 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): I-Shin Construction Co.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17. Do the directors have any objection to the present transaction?: no

18. Any other matters that need to be specified: none

Exhibit 99.10

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United Microelectronics Corporation

For the month of December, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of December, 2006.

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of November 30, 2006	Number of shares held as of December 31, 2006	Changes
Vice President	Fu-Tai Liou	5,553,944	5,513,944	(40,000)
Vice President	Shih-Wei Sun	14,522,644	14,502,644	(20,000)
Vice President	Henry Liu	11,812,588	11,642,588	(170,000)
Vice President	Lee Chung	431,546	411,546	(20,000)
Vice President	Po-Wen Yen	1,172,551	1,022,551	(150,000)

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	Name	Number of shares pledge as of November 30, 2006	Number of shares pledge as of December 31, 2006	Changes
—	—	—	—	—

3) The acquisition assets (NT$ Thousand)

Description of assets	December	2006
Semiconductor Manufacturing Equipment	5,471,418	33,880,225
Fixed assets	190,239	622,967

4) The disposition of assets (NT$ Thousand)

Description of assets	December	2006
Semiconductor Manufacturing Equipment	1	212,852
Fixed assets	0	0